Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real, Suite 300  |  San Diego, CA  92130-4088  |  tel 619.234.5000  |  fax 858.509.4010

Mike Hird
tel 858.509.4024
mike.hird@pillsburylaw.com

April 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler, Assistant Director

Karen Ubell, Staff Attorney

Joel Parker, Accounting Branch Chief

Christine Allen, Staff Accountant

Re:         Receptos, Inc.

Amendment No. 1 to Registration Statement on Form S-1 filed
April 15, 2013

CIK No. 0001463729

File No. 333-187737

Ladies and Gentlemen:

Receptos, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated April 11, 2013.  The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Amendment No. 1 (“Amendment #1”) to Registration Statement on Form S-1 (the “Registration Statement”) as filed with Commission, marked against Amendment No. 1 to Confidential Draft Registration Statement as confidentially submitted to the Commission on March 29, 2013.  If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies.  All page number references contained in the Registrant’s responses below correspond to the page numbers in Amendment #1.

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U.S. Securities and Exchange Commission

April 15, 2013

General

1.                                    Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price up to $10 and 20% if you price above $10.

Response:  The Registrant respectfully acknowledges the Staff’s comment.

Prospectus Summary, page 1

Our Pipeline, page 3

2.                                    Please revise the graphical depiction of your timeline so that the arrows more accurately reflect the clinical stage for each product. We note specifically that RPC1063 for RMS is currently in Phase 2. Please revise the arrow to reflect that. Additionally, since your IND submission for RPC4046 is still pending and not yet assured, it is misleading to depict its status as Phase 2 since it is possible that your IND will not be accepted. Please revise the arrow to depict the status as preclinical since the Phase 1 AbbVie study and related IND did not relate specifically to EoE.

Response:  In response to the Staff’s comment, the Registrant has revised the graphical depiction of its timeline on pages 3 and 96 of Amendment #1.

3.                                    On page 5 you state that if the results of the study are statistically and clinically persuasive, TOUCHSTONE could be considered as a Phase 3 study for RPC1063 in UC and the balance of our registration program could be supported by a single additional Phase 3 induction of clinical remission efficacy study accompanied by a Phase 3 maintenance of clinical remission study. Please clarify your disclosure by providing for comparison the clinical trials that would be required in a non-accelerated case.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 5 and 93.

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U.S. Securities and Exchange Commission

April 15, 2013

4.                                    We note your response to our prior comment 11. Please provide to us supplementally any materials memorializing your discussions with the FDA that provide the basis for your conclusion regarding future clinical studies that may be required. Alternatively, please advise us further regarding your specific discussions with the FDA that provide the basis for such conclusion.

Response:  The Registrant will supplementally provide a copy of the meeting minutes memoralizing its discussions with the FDA that provide the basis for its conclusion regarding future clinical studies that may be required.

5.                                    We note your response to our prior comment 9. Please revise your disclosure to state that all research regarding GPCR-based therapy for Type-2 Diabetes is preclinical and neither you nor your collaborators have filed an IND for a drug to treat Type-2 Diabetes.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 6, 7, 94, 95 and 117.  The Registrant does not have a collaborator for its in-house program involving GLP-1R PAMs for the treatment of Type 2 Diabetes.

Our Strategy, page 6

6.                                    Expand your disclosure in the final bullet point on page 6 titled “Mitigate development risk with validated mechanisms of action and use of biomarkers” to include balancing disclosure that briefly states that third-party clinical data and results that you rely on to validate mechanisms of action may be inaccurate or unreliable and may cause your conclusions and assumptions to be wrong.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 7 and 95.

Risks Relating to Our Business, page 7

7.                                    We note the additional risk factor added on page 31 in response to our prior comment 12. Please include a summary of this risk as a bulleted item in the risk factors noted in your prospectus summary.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 8.

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U.S. Securities and Exchange Commission

April 15, 2013

8.                                    Please tell us why you have not included the conversion of the Series B preferred stock issued on February 19, 2013 and March 27, 2013 into common stock in your pro forma net loss per share calculation.

Response:  The Registrant respectfully acknowledges the Staff's comment in regards to including the conversion of the Series B preferred stock issued in February and March of 2013 in the pro forma net loss per share for the period ended December 31, 2012 presented in Summary Consolidated Financial Data.  The Registrant has considered the guidance relating to consideration of subsequent events and the preparation of pro forma information.  While the Registrant has included the proceeds from such financings in the pro forma balance sheet, the Registrant has excluded them from the computation of earnings per share primarily because of the fact that inclusion in the computation would be antidilutive to the pro forma loss per share.  The Registrant does not believe that inclusion whereby the loss per share would be reduced for a transaction which did not occur during a financial period presented would be material or meaningful to a reader of the Registration Statement.  The inclusion of the proceeds and shares issued for pro forma balance sheet purposes is meaningful to a reader as it provides insights into the Registrant’s capitalization and better reflects the equity structure into which potential investors will invest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 72

9.                                    Please refer to your response to comment 16. It appears that you do not maintain research and development costs by project. Please address the following:

•                 Disclose this fact and explain why management does not maintain and evaluate research and development costs by project.

•                 Disclose other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on material projects.

•                 Disclose how you manage your research and development expenses and provide a corresponding quantitative discussion for each period presented.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 73.

Business, page 88

IBD – Forward Development, page 110

10.                            We note your response to our prior comment 11. In light of the fact that you have not requested an SPA, please expand your disclosure to discuss the extent to which you and potential investors may rely on the representations by the FDA regarding your planned trials and future development of RPC1063 and note the risk that the FDA is not bound by this representation. Please add similar disclosure to your discussion of the TOUCHSTONE trial on page 5.

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U.S. Securities and Exchange Commission

April 15, 2013

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 5, 93 and 114.

Notes to the Consolidated Financial Statements

Note 1. The Business and Summary of Significant Accounting Policies

Net Loss Per Share, page F-12

11.                            Please provide us with a reconciliation of your weighted-average shares used to compute basic and diluted net loss per share to your shares issued and outstanding for both periods presented.

Response:  In response to the Staff’s comment, the Registrant provides the following reconciliation of the weighted-average shares used to compute basic and diluted net loss per share to issued and outstanding shares for both periods presented.  The Registrant notes that due to the fact that restricted stock and shares issued upon early exercise of stock options are subject to repurchase, such shares are not considered outstanding until such time as they vest.  The Registrant has calculated the weighted-average shares by adding back the vesting as it occurs within the calculation.

	12/31/2011
	Shares Issued and O/S at 12/31/11	Restricted at 12/31/10	Decrease/(Increase) in Restricted Shares during 2011	Adj for Wtd Avg effect of Current period issuances	Wtd-avg Shares - Vested during the period	Total

Unrestricted Shares at Issuance
Common Stock	3,935,827			(192,879)		3,742,948
Options - Exercised subsequent to vesting	122,675			(53,958)		68,717
Restricted Shares at Issuance
Common Stock - Restricted Stock	5,814,348	(5,274,767)	54,167		366,807	960,555
Options - Early Exercised	3,172,282	(2,018,432)	(441,562)		390,795	1,103,083

	13,045,132	(7,293,199)	(387,395)	(246,837)	757,602	5,875,303

	12/31/2012
	Shares Issued and O/S at 12/31/12	Restricted at 12/31/11	Increase in Restricted Shares during 2012	Adj for Wtd Avg effect of Current period issuances	Wtd-avg Shares - Vested during the period	Total

Unrestricted Shares at Issuance
Common Stock	4,894,519			(87,478)		4,807,041
Options - Exercised subsequent to vesting	509,891			(166,055)		343,836
Restricted Shares at Issuance
Common Stock - Restricted Stock	5,814,348	(4,026,991)			564,251	2,351,608
Options - Early Exercised	6,909,235	(1,663,100)	(3,736,953)		608,580	2,117,762

	18,127,993	(5,690,091)	(3,736,953)	(253,532)	1,172,832	9,620,248

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U.S. Securities and Exchange Commission

April 15, 2013

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (858) 509-4024 or Patty DeGaetano at (858) 509-4033.

Very truly yours,

/s/ Mike Hird

Mike Hird

cc:   Receptos, Inc.

Faheem Hasnain

Graham Cooper

Cooley, LLP

Tom Coll, Esq.

Charles S. Kim, Esq.

Sean Clayton, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Patty M. DeGaetano, Esq.

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